EXHIBIT 99.1

LJ INTERNATIONAL INC. CHAIRMAN AND CEO PROVIDES
POSITIVE OUTLOOK IN SPECIAL LETTER TO SHAREHOLDERS

Company Expects to Shortly Announce Initial
Contracts With Major New Customers

HONG KONG and LOS ANGELES, July 23, 2003 — LJ International Inc. (NASDAQ/NM: JADE), one of the world’s largest designer, marketer and distributor of a full range of fine jewelry, with customers including some of the largest department stores, national jewelry chains and leading telemarketers in the U.S., today announced that it has issued a Special Letter to Shareholders in an effort to update existing LJI investors on the current status of the Company, and more importantly, management’s perspective on the Company’s future growth outlook. The text from the letter follows:

Dear Shareholder,

It is not often that I send out a special letter about events at LJ International Inc. (Nasdaq: JADE). But with so much happening in recent months — and more expected in the coming months — there’s no better time than the present for updating the Company’s story. Here, then, is a report on what we have been doing to accelerate LJI’s growth and, most importantly, to build value for our shareholders.

I want to start by reviewing some recent (and very good) news about the Company. After a difficult period for world economy in general and jewelry sales in particular, our sales trends are back on an upswing. In the first quarter, ending March 31, 2003, we experienced rising revenue and a return to profitability. First quarter revenue increased 5% year-over-year to $11.1 million and net income was $358,000, or $0.04 per share, which was a turnaround last year’s ($67,000) loss. Contributing to the return to profitability was an improvement in gross margins to 30% from 28%.

$15 Million in Orders from Las Vegas Show

We followed that strong quarterly report with the news that we booked $15 million in early orders for Christmas from new and existing clients at the June JCK Jewelry Show in Las Vegas. LJI was one of the largest international exhibitors at the convention. This was our most successful JCK show in many years, and it added plenty of new business to bolster an already bright outlook for the second half of 2003. Based on current trends, we conservatively are expecting total sales of approximately $46 million in 2003.

We believe this is just the beginning for a new round of growth in which we resume the sales expansion that marked our first several years as a public company. We believe our strategy of expanding our product line and distribution channels will drive a 30% compound annual growth rate in sales from 2003 through 2006, reaching $100 million by 2006 with a strong and steady increase in earnings throughout this period.

That’s an ambitious target but an achievable one. Here are some reasons why.

First, there is the evidence of rising demand in the markets where we have long been a significant presence. In North America, where we get about three-quarters of our revenue, the signs of recovery are indicated by our strong results at the June JCK show in Las Vegas.

Profiting from Recovery

Worldwide, the factors that have held back spending on discretionary items such as jewelry are receding. The U.S. economy, which sets the tone for the rest of the world, is gradually pulling out of recession. Fears concerning the war in Iraq and terrorism also seem to be lessening as time progresses. The SARS outbreak, which put a damper on travel to and from East Asia and clouded the growth prospects of Mainland China, has subsided. Late in June, in fact, the World Health Organization predicted the world would be SARS-free sometime in July (though it didn’t rule out a recurrence of the disease next winter). A brightening world economic picture means rising jewelry sales, and the picture is definitely getting brighter.

Second, we have made a number of strategic decisions that put us in a strong position to profit from these trends. While maintaining our long-time status as a vertically integrated leader in fine jewelry, we have significantly broadened our product lines and distribution channels. We now design and market fine 18-carat gold and sterling silver (18SS) jewelry under the Lorenzo brand. We have diversified our sales channels in North America and Europe, and — this might prove to be the most significant move of all — we expect to open a major sales effort in China, which we will announce in greater detail in the near future.

Diversifying for Growth

When we became a publicly-traded company in 1998, our sales were concentrated in the U.S. and were heavily dependent on just one customer, the world’s largest home shopping network, which accounted for some 55% of US sales. This customer remains our largest single customer, but its share of overall revenue has declined to 25%, even though total sales to them have increased. We now sell to 27 of the top 40 jewelry chains in the U.S., as well as the largest retailer in the world and just recently the third largest home shopping network in the U.S., which is aggressively focusing on growing its jewelry sales. We will make a formal announcement on its initial orders in the coming weeks. The expanded sales in traditional retail outlets have reduced our dependence on one or two large electronic customers, although the electronic business continues to balance the seasonality of the traditional stores.

On the product side, we not only have diversified into fine gold and silver jewelry, but into diamonds as well. We have evolved into a marketer and distributor of a full range of fine jewelry. We have focused on “fashion” diamonds (commonly used in settings with other stones) for sales to our existing U.S. customers. The diamond market is much larger than the market for color gemstones (46% of total U.S. jewelry sales, compared to 14% for color stones) and fashion diamonds are the higher-margin side of it. Going forward, we see this new product line as the main driver of growth for LJI in the U.S.

For the past two years, we have also been developing an e-commerce channel. Called “Gallery Expressions,” it has started small but has great potential to generate sales, particularly as we expand into China. We sell our branded products at “eMotion Gallery” kiosks in about 60 stores in the U.S. Customers can either buy samples on the spot or order items for next-day delivery. Sales under this project totaled about $200,000 in 2002 and are currently running about double year’s pace. Since we have already incurred most of the start-up costs for this high growth potential initiative, we look forward to realizing a return on our investment.

A New Branding Strategy

Since 2001, we have been building a major new business as a designer and marketer of branded jewelry, while maintaining our leadership as a seller of gem-set jewelry to OEMs. Our high-end Lorenzo brand of SS18 jewelry is now two years old and is being marketed worldwide. The Company is in the process of expanding sales of Lorenzo products through electronic retailing channels in the U.S., Germany, the U.K., Japan, Australia and China. This spring, we were awarded 10-year trademark rights in the U.S. for a newly discovered semi-precious gemstone, “Rosenite Garnet.” Mass merchandising customers have already been enthusiastic buyers of this stone. In addition, we expect to shortly announce our first initial orders from our newest customer, the third largest home shopping network in the U.S., which currently reaches over 50 million households.

Tapping China’s Potential

Speaking of China, there is much more to that vast country besides factories, though Chinese manufacturing is an important part of our strategy. (For instance, the Company invested about $700,000 in its new high-tech Shenzhen plant, which went on line in January for the production of diamonds and precious stones.) China’s truly great potential is in its consumer market. At LJI, we see China as the future, and we’re making every effort to be ready with products and distribution as the nation’s wealth grows and the demand for quality jewelry soars. We will soon announce our new initiatives in China, which we believe will be extremely exciting to our shareholders.

Improving our Shareholder Communications

Since we expect 2003 and 2004 to represent significant breakaway years for LJI, we want to ensure Wall Street recognizes our growth potential and begins to value us based on our growth potential. In an effort to ensure our message is properly communicated, we have recently retained the services of Investor Relations International (IRI) (www.irintl.com). IRI has had overwhelming success in helping both U.S. and Chinese companies increase their exposure to the investment community. We are looking forward to working with IRI in implementing a similar investor relations program for LJI and recommend that each one of you acquaint yourself with our IRI representative, Haris Tajyar. He can be reached at 818-981-5300 or via e-mail at htajyar@irintl.com.

Bright Outlook Ahead

With these and other actions that I have described here, we have positioned the Company to take advantage of a reviving market. I believe that the market for our products, both old and new, is once again on the upswing. This is an excellent time to be in our business and it’s a very good time to be an investor in that same space. The management team at LJ International has always put our highest priority on creating shareholder value. In the coming months and years, we think that focus will produce highly gratifying and profitable results.

Sincerely,

Yu Chuan Yih
Chairman and CEO

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho Vice President, Corporate Development Ph: 011-852-2170-0001 betty@ljintl.com	Haris Tajyar Managing Partner Ph: 818-981-5300 htajyar@irintl.com

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